JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Annual Audit Report

December 31, 2022

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SEC FILE NUMBER
8-45304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** (MM/DD/YY) AND ENDING **12/31/22** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **JHW Financial Services, Inc. dba Financial Telesis, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4340 Redwood Highway, Suite B-75
(No. and Street)

San Rafael	**California**	**94903**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth S. Collins	**(415) 526-2759**	**LizCollins@financialtelesisinc.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	**3438**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Elizabeth S. Collins_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __JHW Financial Services, Inc. dba Financial Telesis, Inc._____, as of _____ __December 31__, 2__022__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __President_____

See attached Certificate

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Riverside



Subscribed and sworn to (or affirmed) before me on

this 23rd day of February, 20 23, by
Date / Month / Year

(1) Elizabeth S. Collins

(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LAURA STOTTS
Notary Public - California
Riverside County
Commission # 2395094
My Comm. Expires Mar 26, 2026

Signature [signature]
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholder of
JHW Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JHW Financial Services, Inc. (the "Company") as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JHW Financial Services, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as JHW Financial Services, Inc.'s auditor since 2009.
Walnut Creek, California
February 21, 2023

1

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Financial Condition

December 31, 2022

Assets		
Cash and cash equivalents	$	531,715
Commissions receivable		19,627
Accounts receivable		9,350
Other assets		5,062
Property and equipment, net of $14,150 accumulated depreciation		1,748
Total Assets	$	567,502

Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	18,459
Accrued pension liability		300,000
Accrued expenses		6,918
Deferred revenue		1,850
Total Liabilities		327,227
Stockholder's Equity		
Common stock $50 stated value;10,000 shares		
authorized; 100 shares issued and outstanding)		5,000
Additional paid in capital		29,869
Retained earnings		205,406
Total Stockholder's Equity		240,275
Total Liabilities and Stockholder's Equity	$	567,502

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Income

For the Year Ended December 31, 2022

Revenue		
Investment banking fees	$	5,534,419
Consulting fees		279,700
Mutual fund and 12b-1 fees		251,535
Commissions and fees		108,164
Total Revenue		6,173,818
Operating Expenses		
Commissions		5,328,977
Compensation and benefits		605,032
Professional fees		49,105
Rent		4,392
Depreciation		453
Other operating expenses		49,540
Total Operating Expenses		6,037,499
Income Before Income Tax		136,319
Income tax		2,445
Net Income	$	133,874

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2022

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
January 1, 2022	$ 5,000	$ 29,869	$ 354,657	$ 389,526
Distributions	-	-	(283,125)	(283,125)
Net income	-	-	133,874	133,874
December 31, 2022	$ 5,000	$ 29,869	$ 205,406	$ 240,275

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash Flows from Operating Activities		
Net income	$	133,874
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation		453
(Increase) decrease in:		
Commissions receivable		9,495
Accounts receivable		5,214
Other assets		(699)
Increase (decrease) in:		
Accounts payable		(761)
Accrued pension liability		52,000
Accrued expenses		442
Deferred revenue		700
Net Cash Provided by Operating Activities		200,718
Cash Flows from Financing Activities		
Distributions paid		(283,125)
Net Cash Used in Financing Activities		(283,125)
Net Decrease in Cash and Cash Equivalents		(82,407)
Cash and cash equivalents at beginning of year		614,122
Cash and Cash Equivalents at End of Year	$	531,715
Supplemental Disclosures:		
Taxes paid	$	6,000

The accompanying notes are an integral part of these financial statements.

5

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2022

1. Organization

JHW Financial Services, Inc. dba Financial Telesis, Inc. (the "Company"), a California S corporation, was incorporated on June 26, 1992 and registered as a broker-dealer under the Securities Exchange Act of 1934 in December 1992. The Company commenced securities transactions in January 1993. The Company primarily operates as an investment banking firm and provides compliance consulting as well as financial and operations principal ("FINOP") services to other registered broker dealers.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2022, there were no cash equivalents.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as bad debt expense on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2022.

Equipment
Equipment is recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 years) of the asset. The Company's policy is to capitalize equipment purchases greater than $1,000.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2022

2. Significant Accounting Policies (continued)

Benefit Plan

The Company provides a pension plan to eligible employees. The Company records annual amounts relating to this plan based on calculations specified by the U.S. GAAP.

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2022, the Company had one short term lease.

Income Taxes

Commencing in 1995, the Company, with the consent of its stockholder, elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporate income taxes, the Company's taxable income or loss is generally passed through to the corporation's stockholder. Therefore, no provision or liability for federal income taxes has been included in the financial statements, and the provision shown is for applicable state income taxes. The $2,445 provision for income taxes on the Statement of Income consists of the Company's share of California state income tax at a 1.5% tax rate.

The Company is no longer subject to income tax examinations by tax authorities for years before 2018.

Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

3. Employee Benefit Plans

The Company has a qualified 401(k) profit sharing plan ("401(k)") and a cash balance defined benefit plan ("DB Plan") for eligible employees.

The 401(k) covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the 401(k), up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company is able to make discretionary contributions to the 401(k). For 2022, the Company did not make a contribution to the 401(k).

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2022

3. Employee Benefit Plans (continued)

The Company sponsors a noncontributory, defined-benefit cash balance pension plan that covers all eligible employees of the Company. Benefits are based on the value of the participants' cash balance account. The cash balance account consists of the accumulated value of all cash balance credits and interest credits provided under the terms of the DB Plan. Cash balance credits are based on a participant's age and pension compensation. The funding policy for the DB Plan is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974 plus any additional amount that the Company may determine to be appropriate. Currently the only eligible employee is the sole shareholder of the Company. Since the Company has designed the DB Plan for one individual, in accordance with FASB ASC 715, Compensation-Retirement Benefits, the DB Plan is accounted for as a Deferred Compensation Arrangement. The Company makes contributions to the DB Plan equal to the amounts accrued for pension expense. The sole stockholder has been designated as the trustee of DB Plan assets. The trustee has the sole discretion to invest DB Plan assets.

The annual measurement date is December 31 for the DB Plan plan. The following table provides information about the plan assets and the funded status of the Company's 401(k) and DB Plan as of December 31, 2022:

	401(k)	DB Plan
Fair value of plan assets at December 31, 2022	$ 1,009,367	$ 1,253,604
Employer contributions	-	300,000
Participant contributions	20,500	-
Benefits paid	-	-
Amounts recognized in the Statement of Financial Condition consist of:		
Assets	$ -	$ -
Liabilities	-	300,000
	$ -	$ 300,000

Defined Benefit Plan Assets

The Company's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the DB Plan and minimize reliance on the DB Plan sponsor contributions as a source of benefit security. The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation ranges by major asset classes are central to the investment policy. The objective of the target allocations is to ensure DB Plan assets are invested with the intent to protect assets and provide long-term growth. By protecting DB Plan assets and providing long term growth, the DB Plan aims to maximize the amounts available to provide benefits without undue risk. Also considered are the weighted average return of a capital markets model and historical returns on comparable equity, debt, and other investments. The overall investment strategy is to achieve approximately 40% to 60% equities securities and 40% to 60% fixed income securities. As of December 31, 2022, the DB Plan assets were invested as follows: equity securities 29%, fixed income securities 70%, and cash and cash equivalents of 1%. Fixed income securities include corporate bonds of companies in diversified industries. Other investments are short-term in nature, including certificates of deposit and time deposits.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2022

3. Employee Benefit Plans (continued)

The fair values of the Company's DB Plan assets at December 31, 2022, by asset category are as follows:

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds (a)	$ 795,991	$ 795,991	-	-
Certificates of Deposit (b)	396,654	396,654	-	-
Exchange Traded Funds (a)	53,148	53,148	-	-
Money Market (b)	7,811	7,811	-	-
Total	$ 1,253,604	$ 1,253,604	-	-

(a) Securities with the primary objective of approximating the risk and return characteristics of the S&P 500 Index and S&P 700 Index.

(b) Investment vehicles for cash reserves.

4. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2022

4. **Revenue from Contracts with Customers (continued)**

The following provides detailed information on the recognition of revenue from contracts with customers:

Investment Banking Fees
Clients are provided with a full range of financial advisory services which primarily consist of fees generated in connection with merger, acquisition and restructuring transactions. Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Typically, merger and acquisition engagements consist of both installment fees and transaction fees. Installment fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Transaction fees are recognized at a point in time when the agreed upon service has been provided or transaction is completed since the related performance obligation has been satisfied. Milestone payments are recognized upon the completion of specific milestones.

Mutual Fund Fees, 12b-1 Fees, and Commissions and Fees from Trading ("Fees")
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive Fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Consulting Fees
The Company provides compliance consulting services as well as financial and operations principal services to other registered broker dealers for a monthly consulting fee. These consulting fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2022

4. Revenue from Contracts with Customers (continued)

Disaggregation of Revenue
The following table presents the Company's revenue from contracts with customers by business activity for the year ended December 31, 2022:

	Institutional Investors	Private Client	Broker-Dealer	Total
Revenue from contracts with customers:				
Investment banking fees –success fees	$ 5,509,419	$ -	$ -	$ 5,509,419
Investment banking fees – retainer fees	25,000	-	-	25,000
Consulting fees	-	-	279,700	279,700
Mutual fund and 12b-1 fees	-	251,535	-	251,535
Commissions and fees from trading	-	108,164	-	108,164
Total revenue from contracts with customers	$ 5,534,419	$ 359,699	$ 279,700	$ 6,173,818

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue from contracts with customers totaled $1,150 and $1,850 as of January 1, 2022 and December 31, 2022, respectively. For the year ended December 31, 2022, $1,150 of income recognized was deferred in the prior year.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers were $43,686 and $28,977 as of January 1, 2022 and December 31, 2022, respectively. There was no significant impairment related to these receivables for the year ended December 31, 2022.

Contract Costs
Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs as of December 31, 2022.

Expenses associated with investment banking advisory engagements are recognized as incurred as related performance obligations are satisfied over time. All investment banking advisory expenses are recognized as commission expense on the Statement of Income.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2022

5. Lease Obligations

Per FASB 842-20-25-2, the Company has made an accounting policy election not to recognize right-of-use assets and lease liabilities that arise from short-term leases for any class of underlying asset. Since the Company's month-to-month office lease is deemed short-term, it does not recognize the related right-of-use asset or lease liability and instead expenses lease payments as incurred. For the year ended December 31, 2022, the Company paid $4,392 for this short-term lease and expensed such on the Statement of Income.

6. Risk Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. For the year ended December 31, 2022, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

For the year ended December 31, 2022, 63% of investment banking fees was earned from one customer.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2022, the Company's net capital was $204,488 which exceeded the requirement by $182,673.

8. Subsequent Events

The Company has evaluated subsequent events through February 21, 2023, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act

JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2022

Net Capital		
Total stockholder's equity	$	240,275
Less: Non-allowable assets		
Commissions receivable		19,627
Accounts receivable		9,350
Other assets		5,062
Property and equipment, net		1,748
Total non-allowable assets		35,787
Net Capital		204,488
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $327,227 or $5,000, whichever is greater		21,815
Excess Net Capital	$	182,673

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2022)

There was no material difference between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's audited December 31, 2022 Part IIA FOCUS filing.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Schedule II

Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3

For the Year Ended December 31, 2022

The Company engages in the retail of mutual funds, broker selling variable life insurance or annuities, and merger and acquisition advisory services. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with Company activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3 and there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   (925) 933-2626
Walnut Creek, CA 94596   Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Stockholder of
JHW Financial Services, Inc.

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) JHW Financial Services, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: the retail of mutual fund, broker selling variable life insurance or annuities, and mergers and acquisitions advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 21, 2023

Financial Telesis Inc.
4340 Redwood Highway, Suite B75
San Rafael, CA 94903

SEA Rule 15c3-3 Exemption Report

JHW Financial Services, Inc. dba Financial Telesis, Inc. (the " Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.1Sc3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.1 7a-5 because the Company limits its business activities exclusively to: (1) the retail of mutual funds; (2) broker selling variable life insurance or annuities; (3) merger and acquisition advisory services. and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

JHW Financial Services, Inc. dba Financial Telesis, Inc.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Elizabeth Collins
President

January 1, 2023